Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, New Hampshire 03801

February 4, 2010

Via EDGAR (Correspondence)

Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Bottomline Technologies (de), Inc.
Form 10-K for the Fiscal Year ended June 30, 2009
Filed September 11, 2009
Form 8-K filed on August 5, 2009
Form 8-K filed on October 22, 2009
File No. 000-25259

Dear Mr. Krikorian:

We have received your letter dated January 28, 2010 regarding your review of the above-referenced filings. This will confirm that, in order to allow for an appropriate and complete response, we intend to respond to the comments in that letter on or before February 22, 2010.

Please do not hesitate to call me at 603-501-5240, or Eric Morgan, Vice President, Global Controller, at 603-501-4802, should you have any questions or require additional information.

Very truly yours,

Bottomline Technologies (de), Inc.

By:	/s/ Kevin Donovan
Kevin Donovan
Chief Financial Officer and Treasurer

cc: Robert A. Eberle, President and Chief Executive Officer